                        HOUSTON INDUSTRIES INCORPORATED
                                  FORM U-3A-2
                            FOR CALENDAR YEAR 1996



           This report consists of 36 consecutively numbered pages.

                                                                 FILE NO. 1-7629

                      SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D. C.

                                  FORM U-3A-2

                     STATEMENT BY HOLDING COMPANY CLAIMING
                     EXEMPTION UNDER RULE U-3A-2 FROM THE
                       PROVISIONS OF THE PUBLIC UTILITY
                          HOLDING COMPANY ACT OF 1935

                     TO BE FILED ANNUALLY PRIOR TO MARCH 1

                        HOUSTON INDUSTRIES INCORPORATED
                               (NAME OF COMPANY)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (1935 Act), and submits the following information:

     1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
(EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

          Houston Industries Incorporated. Claimant is Houston Industries Incorporated, a Texas corporation having its principal place of business at 1111 Louisiana, Houston, Texas 77002. Claimant's business is the holding of the stocks of its subsidiaries and performance of financial, administrative and other support services in connection with the operations of such subsidiaries. Reference is made to the Annual Report on Form 10-K for the year ended December 31, 1996, to be available after March 31, 1997, for additional information concerning the Claimant.

          On December 17, 1996, shareholders of the Claimant approved and adopted an Agreement and Plan of Merger (the "Merger Agreement") among the Claimant, its subsidiaries HL&P and HI Merger, Inc. (Merger Sub), and NorAm Energy Corp. (NorAm). Pursuant to the Merger Agreement, the Claimant will merge into HL&P, as a result of which, each outstanding share of the Claimant's common stock will be converted into one share of common stock of the surviving corporation, which will be renamed "Houston Industries Incorporated" (Houston) and will continue to conduct HL&P's electric utility business under HL&P's name; and NorAm will merge into Merger Sub, as a result of which, NorAm will become a wholly-owned subsidiary of Houston. The Merger Agreement provides for alternate merger structures under certain circumstances. Unless otherwise stated, the information presented in this Form U-3A-2 relates solely to the Claimant and its subsidiaries without giving effect to the Merger. For

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

          additional information regarding the Merger and the Claimant's and HL&P's application for an exemption under Section 3(a)(2) of the 1935 Act, reference is made to the Form U-1 Application under the 1935 Act (File No. 070-089071) filed by Claimant on September 5, 1996, as amended by Amendment No. 1 thereto filed on January 15, 1997.

          The Claimant has the following active subsidiaries, all of which are located at 1111 Louisiana, Houston, Texas 77002 unless otherwise noted:

     (a) Houston Lighting & Power Company. Houston Lighting & Power Company (HL&P), a Texas corporation and Claimant's principal operating subsidiary, is engaged in the generation, transmission, distribution and sale of electric energy and serves customers in a 5,000 square mile area on the Texas Gulf Coast, including Houston. HL&P is the only subsidiary of Claimant that is a public utility as defined under Sections 2(a)(5) and 33(a) of the 1935 Act.

          HL&P has the following subsidiaries:

          (i) HL&P Receivables, Inc. HL&P Receivables, Inc., a Delaware corporation and a subsidiary of HL&P, holds an interest in a trust for railroad settlement payments received by HL&P.

         (ii) HL&P Capital Trusts. HL&P owns all of the common securities of HL&P Capital Trust I and HL&P Capital Trust II and all of the undivided beneficial interests in the assets of HL&P Capital Trust III and HL&P Capital Trust IV, each of which is treated as a subsidiary of HL&P for financial reporting purposes, and is a Delaware business trust (collectively, the Trusts). The Trusts were established in January 1997 and exist for the sole purpose of issuing securities and investing the proceeds thereof in subordinated debentures issued by HL&P. The business address of the Delaware Trustee of each of the Trusts is The Bank of New York (Delaware), White Clay Center, Route 273, Newark, Delaware 19711.

     (b) Houston Industries Energy, Inc. Houston Industries Energy, Inc. (HI Energy), a Delaware corporation, invests primarily in foreign power generation projects and the privatization of foreign electric utility systems.

          HI Energy has the following direct subsidiaries:

          (i) HIE Light, Inc. HIE Light, Inc. (HIE Light), a wholly-owned subsidiary of HI Energy, is a Delaware corporation, the principal assets of which are the shares of two Cayman Islands corporations, HIE Cayman Holdings, Inc. and HIE Cayman Investments, Inc. The sole asset of the two Cayman Islands corporations is the shares of Houston Industries Energy - Cayman, Inc. (HIE Cayman), a Cayman Islands corporation, which in turn has as its sole asset 11.35 percent

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

               of the common nominative shares of Light Servicos de Eletricidade S.A., a Brazilian electric utility (Light).

         (ii) Houston Argentina S.A. Houston Argentina S.A. (Houston Argentina), a wholly-owned subsidiary of HI Energy, is an Argentine corporation located in Buenos Aires, Argentina, the principal assets of which are (i) a 100 percent beneficial ownership interest in HIE Argener, S.A. (HIE Argener), a wholly-owned Argentine corporation, formed to develop, own and operate a 160 MW cogeneration project located at a steel plant near San Nicolas, Argentina; (ii) a 100 percent beneficial ownership interest in HIE Opco S.A. (HIE Opco), a wholly-owned Argentine corporation, formed to operate and manage HIE Argener's cogeneration project and the adjacent existing electric generation facilities of a privately held Argentine steel plant;
               (iii) a 32.5 percent ownership interest in Compania de Inversiones en Electricidad S.A., an Argentine holding company (COINELEC), which, in turn, owns a 51 percent controlling interest in (a) Empresa Distribuidora La Plata S.A. (EDELAP), an Argentine electric utility serving the City of La Plata and surrounding areas and (b) Central Dique S.A. (Dique), an Argentine company holding certain generation assets of EDELAP; and (iv) an additional 32 percent ownership interest in EDELAP, which ownership interest is held directly by Houston Argentina.

        (iii) Industrias Electricas de Houston S.A. Industrias Electricas de Houston S.A. (Industrias), a wholly-owned subsidiary of HI Energy, is an Argentine corporation located in Buenos Aires, Argentina, the principal asset of which is a 90 percent beneficial ownership interest in Empresa Distribuidora de Electricidad de Santiago del Estero S.A. (EDESE), an Argentine electric utility in the Province of Santiago del Estero in northern Argentina.

         (iv)  Houston Industries Energy - India, Inc. Houston Industries
               Energy - India, Inc. (HIE India), a wholly-owned subsidiary of HI Energy, is a Mauritius corporation that has a 100 percent beneficial ownership interest in Houston Industries Energy -Rain, Inc. (HIE Rain), a Mauritius corporation. HIE Rain, a wholly-owned subsidiary of HIE India, owns 36 percent of the voting stock of Rain Calcining Limited (Rain), an Indian company formed to manufacture calcined petroleum coke and to generate electricity for sale at retail and wholesale in the State of Andhra Pradesh, India. HI Energy provides management and technical services to Rain. Subject to the completion of a public offering (and associated allotment) of shares, it is anticipated that HIE Rain's ownership interest in Rain will be reduced to 20 percent.

          (v) HIE Ford Heights, Inc. HIE Ford Heights, Inc. (HIE Ford Heights), a wholly-owned subsidiary of HI Energy, is a Delaware corporation that owns a 20 percent interest in CGE

                                       4
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               Ford Heights, L.L.C. (CGE Ford Heights), a Delaware limited liability company formed (1) to develop, own, construct and operate a waste tire processing facility and a tire combustion facility and (2) to construct and operate an adjacent recycling facility, all located in Ford Heights, Illinois. HIE Ford Heights is also a subordinated lender to CGE Ford Heights.

         (vi) HIE Fulton, Inc. HIE Fulton, Inc., a wholly-owned subsidiary of HI Energy, is a Delaware corporation that is a lender to CGE Fulton, L.L.C., a Delaware limited liability corporation formed to own, construct and operate a waste tire processing facility and tire combustion facility located in Fulton, Illinois. Construction of this facility has been suspended.

        (vii) Houston Industries Energy - Deer Park, Inc. Houston Industries Energy - Deer Park, Inc. (HIE Deer Park), a wholly-owned subsidiary of HI Energy, is a Delaware corporation that manages a cogeneration facility of Shell Oil Company in Deer Park, Texas. The principal business office of HIE Deer Park is located at 5700 Hwy 225 Cogen Gate, Deer Park, Texas 77536.

     (c) Other Active Subsidiaries. Claimant has eight additional, active subsidiaries, none of which is material and all of which (except as otherwise noted) are located at 1111 Louisiana, Houston, Texas 77002:

          (i) HL&P Energy Services Company. HL&P Energy Services Company, a Delaware corporation organized in May 1996, engages in the non-utility energy services business, marketing non-regulated energy-related products and services and ancillary products such as home appliance warranty services.

         (ii) Development Ventures, Inc. Development Ventures, Inc., a Delaware corporation that has principally provided financing to small, emerging businesses located in or near HL&P's service area.

        (iii) Primary Fuels, Inc. Primary Fuels, Inc., a Texas corporation that was engaged in oil and gas exploration, development and production activities until 1989 when all of its oil and gas assets were sold.

         (iv) Houston Industries Products, Inc. Houston Industries Products, Inc., a Delaware corporation organized to develop and market inventions, technology and other intellectual property owned by Claimant and Claimant's other subsidiaries.

          (v) Houston Industries (Delaware) Incorporated. Houston Industries (Delaware) Incorporated, a Delaware corporation located at 200 West Ninth Street, Wilmington, Delaware

               19801, the only assets of which are shares of non-voting class B common stock of HL&P.

         (vi) Houston Industries Building, Inc. Houston Industries Building, Inc., a Delaware corporation, owns a parking garage in downtown Houston, Texas adjacent to Claimant's corporate headquarters.

        (vii) Utility Rail Services, Inc. Utility Rail Services, Inc., a Delaware corporation that owns 100 percent of UFI Services, Inc., a Delaware subsidiary which owns a 50 percent interest in a Nebraska-based joint venture that constructs, repairs, stores and maintains rail cars. The assets of the joint venture were sold in December 1995.

       (viii) HI Merger, Inc. HI Merger, Inc. (Merger Sub), a Delaware corporation, was organized in August 1996 for purposes of the Merger. Merger Sub engages in no other business.

               For information regarding the Claimant's investments in "EWG(s)", and "foreign utility companies" as defined under the 1935 Act, see Item 4 below.

     2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

          The only properties to which this item is applicable are the electric utility properties of HL&P. Such properties are located in the Counties of Anderson, Austin, Brazoria, Chambers, Colorado, Fort Bend, Freestone, Galveston, Grimes, Harris, Henderson, Leon, Liberty, Limestone, Madison, Matagorda, Montgomery, Robertson, Titus, Waller and Wharton in the State of Texas. As of December 31, 1996, HL&P owned and operated 62 generating units located at 12 generating stations in the Counties of Chambers, Fort Bend, Galveston, Harris, Limestone and Matagorda having an aggregate turbine nameplate rating of 13,544,608 kilowatts.

          Approximately 32 percent of HL&P's energy requirements during 1996 was met with natural gas, 40 percent with coal and lignite, and 9 percent with nuclear. The remaining 19 percent was met principally with purchased power.

          HL&P operates 25,003 pole miles of overhead distribution lines and 3,606 circuit miles of overhead transmission lines including 474 circuit miles operated at 69,000 volts, 2,035 circuit miles operated at

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          138,000 volts and 1,097 circuit miles operated at 345,000 volts. HL&P operates 9,636 circuit miles of underground distribution lines and
          12.6 circuit miles of underground transmission lines, including 4.5 circuit miles operated at 69,000 volts and 8.1 circuit miles operated at 138,000 volts. These lines have been constructed in, or adjoin, the communities and municipalities served by HL&P. In addition, HL&P owns and operates switching and transformer stations at its generating plants and at various points on its system. All such facilities are located within the State of Texas.

          HL&P has no properties and furnishes no service outside of, or at the state line of, the State of Texas.

     3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

     (a) NUMBER OF KWH OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

          During calendar year 1996, HL&P sold 64,362,099,186 kwh of electric energy as follows:

                                    Energy Sales
                                       kwh (1)
                                    ------------

          Residential                19,048,237,780
          Commercial                 14,640,762,156
          Industrial                 29,285,622,148
          Other Utilities             1,268,138,063
          Public Authorities            119,339,039

          (1)  Excludes unbilled energy sales.

          HL&P distributed no natural or manufactured gas during 1996.

     (b) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

               None

     (c) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

               None

     (d) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

               None

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     4.   THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO
CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

     (A) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

          (i) EWGs. The Claimant has an indirect interest in HIE Argener and HIE Opco; each of which is an EWG as defined in Section 32 of the 1935 Act. The business address of HIE Argener and HIE Opco is Av. Leandro N. Alem 690 - 14th Floor, 1001 Capital Federal (Buenos Aires), Argentina.

               HIE Argener owns a cogeneration facility (Facility) under construction and located near San Nicolas, Argentina. HIE Argener intends to sell the electric energy produced by the Facility in the Argentine wholesale electric market. The Facility will consist of one natural gas-fired turbine generator, one heat recovery steam generator with a maximum net power production capacity of approximately 160 MW, one 8 kilometer 220 KV, one-circuit overhead transmission line interconnecting the Facility to the Ramallo substation on the Argentine national grid, a one bay 220 KV substation at the Facility, one incoming bay at the Ramallo substation and associated transformers, circuit breakers and related equipment.

               HIE Opco, which currently provides operation and maintenance services for the generation facility of a privately owned steel plant, will operate the Facility. HIE Opco has no material physical assets.

         (ii)  Foreign Utility Companies.

               (a)  Light. The Claimant has an indirect ownership interest in
                    11.35 percent of the common nominative shares of Light, a foreign utility company located in Rio de Janeiro, Brazil. The business address of Light is Avenida President Vargas, 642, 16th to 19th Floors, Rio de Janeiro, Brazil.

                    Light operates electric power generation, transmission and distribution services in the state of Rio de Janerio, Brazil. As of December 31, 1996, Light had a total nominal installed generation capacity of approximately 719 MW. Light's transmission system is composed of 230 Kv and 138 Kv tension lines having a total length of approximately 2,200 Km. Light's distribution system covers a 10,970 sq. Km area. As of

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                    December 31, 1996, Light served a total of approximately
                    2,700,000 customers.

               (b)  EDELAP. The Claimant has an indirect ownership interest in
                    48.6 percent of the capital stock of EDELAP, a foreign utility company located in the city of La Plata, the province of Buenos Aires, Argentina. The business address of EDELAP is Calle 50, No. 543, (1900), La Plata, Argentina.

                    EDELAP distributes electricity to approximately 250,000 customers in La Plata, Argentina and its environs. Maximum demand on its system is approximately 250 megawatts. EDELAP has one substation and 1,499 kilometers of distribution lines operated at 13,200 volts. Substantially all of the power sold by EDELAP is transmitted through the Argentine national grid.

               (c) Central Dique. The Claimant has an indirect ownership interest in Central Dique, a foreign utility company located in the city of La Plata, the province of Buenos Aires, Argentina. The business address of Central Dique is Calle 50, No. 543, (1900), La Plata, Argentina.

                    Central Dique owns the Central Dique Power Plant, which has five gas turbines with a combined capacity of 84 megawatts. Electric power generated by Central Dique is sold at retail under short-term power contracts and at wholesale in the Argentine wholesale electric market.

               (d) EDESE. The Claimant has an indirect interest in EDESE, an Argentine foreign utility company located in the city of Santiago del Estero, the province of Santiago del Estero, Argentina. The business address of EDESE is Avenida Roca (S) 214, 4200 Santiago del Estero, Argentina.

                    EDESE distributes electricity to approximately 100,000 customers in the province of Santiago del Estero. Maximum demand on its system is approximately 65 megawatts. EDESE has 2,260 circuit kilometers of primary distribution voltage circuitry and 3,450 circuit-kilometers of secondary distribution voltage circuitry operated at 13,200 volts. Substantially all of the power sold by EDESE is transmitted through the Argentine national grid.

               (e) Rain. The Claimant has an indirect interest in Rain, an Indian foreign utility company located in the city of Hyderabad, the state of Andhra Pradesh, India. The business address of Rain is 6-3-57 1/2, 2nd Floor,

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                    "Rockvista" Rockdale Estate, Somajiguda, Hyderabad 500 082,
                    India.

                    Rain is developing a petroleum coke calcining facility that includes a power generation facility capable of generating an annual average of approximately 41 megawatts of energy available for sale. Electric power generated by Rain will be sold at retail to industrial consumers and at wholesale to the Andhra Pradesh State Electricity Board.

     (B) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

          (i)  EWGs.

               Houston Argentina. Houston Argentina has a 100 percent beneficial ownership interest in the capital stock of HIE Argener. Houston Argentina also has a 100 percent beneficial ownership interest in the capital stock of HIE Opco.

         (ii)  Foreign Utility Companies.

               (a)  HIE Cayman. HIE Cayman, a Cayman Islands corporation, owns
                    11.35 percent of the common nominative shares of Light.

               (b) Houston Argentina. Houston Argentina owns 32.5 percent of the capital stock of COINELEC, which owns as its sole asset all the issued and outstanding shares of Class A stock of each of EDELAP and Central Dique. The Class A shares held by COINELEC represent 51 percent of the capital stock of each of EDELAP and Central Dique.

                    On May 2, 1996, Houston Argentina purchased for approximately $55 million the Class B Shares of EDELAP formerly held by the Argentine government. After giving effect to the subsequent sale of a portion of the Class B Shares to a third party for approximately $10 million, the Class B Shares owned by Houston Argentina represent 32 percent of the capital stock of EDELAP.

               (c) Industrias. Industrias owns 90 percent of the capital stock of EDESE.

               (d) HIE Rain. HIE Rain owns 36 percent of the voting stock of Rain. It is anticipated that HIE Rain's ownership interest in Rain will be reduced to 20 percent upon completion of a public offering (and associated allotment) of shares.

          (C) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR THE FOREIGN UTILITY COMPANY.

          (a) The following information summarizes the type and amount of capital invested in EWGs or Foreign Utility Companies. "Capital invested" amounts include (i) all amounts contributed by Claimant to HI Energy or its subsidiaries and that are invested in EWGs and Foreign Utility Companies (less amount distributed to Claimant from HI Energy as a result of such investments),
               (ii) development costs (such as costs incurred in preparing a bid, conducting due diligence examinations and engaging in preliminary discussions) that culminate in the acquisition of the EWG or Foreign Utility Company, and (iii) the amount of any guarantee or other funding commitment that is recourse to the Claimant.

               (i) Light. HI Energy acquired 11.35 percent of the common shares of Light in May 1996 as a bidder in the government-sponsored auction of 60 percent of Light's outstanding shares. As of December 31, 1996, the Claimant had invested $393 million (U.S. dollars) in Light.

              (ii) EDELAP and Central Dique. In May 1996, the Claimant invested $45 million (U.S. dollars) in the acquisition of Class B shares of EDELAP representing approximately 32 percent of the capital stock of EDELAP. As of December 31, 1996, the Claimant had invested a total of $84 million (U.S. dollars) in the Class A and Class B shares of EDELAP and Central Dique.

             (iii) EDESE. As of December 31, 1996, the Claimant had invested $16 million (U.S. dollars) in the Class A and Class B shares of EDESE.

              (iv) HIE Argener and HIE Opco. As of December 31, 1996, the Claimant had invested $50 million (U.S. dollars) in HIE Argener and HIE Opco.

               (v) Rain. As of December 31, 1996, the Claimant had invested $14 million (U.S. dollars) in Rain. This investment includes $5 million (U.S. dollars) in contingent obligations under the terms of a support agreement entered into by HII in favor of Citibank.

          (b) Except as described below, there are no direct or indirect guarantees by the Claimant of any security of Light, COINELEC, EDELAP, Central Dique, EDESE, HIE Argener, HIE Opco, HIE Rain or Rain.

               HI Energy has entered into a support agreement in favor of the International Finance Corporation (IFC) under the terms of which HI Energy has agreed to provide HIE Rain with sufficient funds to meet certain funding obligations of HIE Rain under agreements with the IFC relating to Rain. The maximum aggregate funding commitment of HI Energy under this support agreement is approximately $18 million, of which approximately $16 million is to support contingent obligations of HIE Rain and the balance of which is additional equity to be contributed to Rain.

               In August 1996, the Claimant entered into an agreement (Support Agreement) with Citibank, N.A. (Citibank) in connection with its issuance of a US$5,334,008 letter of credit on behalf of Rain. The letter of credit is intended to facilitate payments by Rain to one of its construction contractors. Under the Support Agreement, the Claimant has agreed to (i) continue to own, directly or indirectly, 100 percent of the stock of HIE Rain and
               (ii) to provide or cause to be provided to HIE Rain such funds as may be necessary to enable HIE Rain to perform its obligations to Citibank in respect of the letter of credit (US$5,334,008 plus accrued interest, if any). The Support Agreement will terminate upon the later of the expiration of the letter of credit or the satisfaction of the obligations of HIE Rain to Citibank with respect to the letter of credit.

     (D) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

          (i) Light. At December 31, 1996, the capitalization of Light was approximately $2.9 billion (calculated on the basis of an exchange ratio on December 31, 1996 of 1.0391 Brazilian reais to one U.S. dollar) based on the book value of its assets in accordance with generally accepted accounting principles in the U.S.

               During the twelve-month period ended December 31, 1996, Light had earnings of approximately $224 million (calculated on the basis of an exchange ratio of 1.0219 Brazilian reais to one U.S. dollar, the average exchange ratio during the year ended
               December 31, 1996).

         (ii) EDELAP and Central Dique. At December 31, 1996, the combined capitalization of EDELAP and Central Dique was approximately $218 million (calculated on the basis of an exchange ratio of one Argentine peso to one U.S. dollar) based on the combined book value of their assets in accordance with generally accepted accounting principles in the U.S.

               During the twelve-month period ended December 31, 1996, EDELAP and Central Dique had combined earnings of approximately $1 million (calculated on the basis of an exchange ratio of one Argentine peso to one U.S. dollar).

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

        (iii) EDESE. At December 31, 1996, the capitalization of EDESE was approximately $18.5 million (calculated on the basis of an exchange ratio of one Argentine peso to one U.S. dollar).

               During the twelve-month period ended December 31, 1996, EDESE had earnings of approximately $2 million (calculated on the basis of an exchange ratio of one Argentine peso to one U.S. dollar) in accordance with generally accepted accounting principles in the U.S.

         (iv) HIE Argener and HIE Opco. At December 31, 1996, the combined capitalization of HIE Argener and HIE Opco was approximately $49 million (calculated on the basis of an exchange ratio of one Argentine peso to one U.S. dollar). During the twelve-month period ended December 31, 1996, neither HIE Argener nor HIE Opco had any earnings because the project was still under construction.

          (v) Rain. At December 31, 1996, the capitalization of Rain was approximately $23 million. During the twelve-month period ended December 31, 1996, Rain was engaged in development and construction activities and had no earnings.

     (E) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

          (i) There are no "sales contracts" or "construction contract(s)" (as such terms are defined in Section 2(a) of the 1935 Act), between any EWG or foreign utility company and the Claimant or any system company.

         (ii) Houston Argentina is a party to a management assistance agreement (the "Management Assistance Agreement") with EDELAP and Central Dique. Under the Management Assistance Agreement, Houston Argentina provides certain technical and managerial assistance services to EDELAP and Central Dique, including advising and assisting in the management of the facilities and training the technicians and operating and managing personnel. The Management Assistance Agreement expires in December 2002.

               The fee under the Management Assistance Agreement, which is shared by Houston Argentina with other shareholders of COINELEC, is 2.7% of the gross receipts of EDELAP and Central Dique (net of taxes) plus an additional $500,000 per year. The management fee is payable quarterly in U.S. dollars. The Management Assistance Agreement also provides that EDELAP and Central Dique will reimburse Houston Argentina for certain costs associated with the temporary assignment of persons employed by the Claimant or by subsidiaries of the Claimant to perform services on behalf of EDELAP and Central Dique.

               In addition, HI Energy is a party to a technical assistance agreement (the "Technical Assistance Agreement") with Rain. Under the Technical Assistance Agreement, HI Energy provides technical and managerial services to Rain with respect to the design, engineering, construction, operation and maintenance of Rain's power generation facility. The Technical Assistance Agreement expires upon the earlier to occur of (i) the fifth anniversary of the commencement of operations, or (ii) the date HI Energy's equity interest in Rain falls below ten percent.

               HI Energy's base fee under the Technical Assistance Agreement is $200,000 per year during construction. HI Energy is entitled to a bonus payment (not to exceed $200,000) in the event electric production upon completion of construction is greater than 47.5 megawatts. During operation, HI Energy will receive fees and bonuses in an amount not to exceed 1-1/2% of Rain's electric sales revenue. All fees and bonuses are payable in U.S. dollars. The Technical Assistance Agreement also provides that HI Energy will be reimbursed for reasonable costs and expenses incurred in connection with rendering services under the Technical Assistance Agreement.

                                   EXHIBIT A

     A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

     See Exhibits A-1 and A-2, respectively.

                                   EXHIBIT B

     FINANCIAL DATA SCHEDULE OF CLAIMANT.

                                   EXHIBIT C

     AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING-COMPANY SYSTEM.

     The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 1997.

                                            HOUSTON INDUSTRIES INCORPORATED


                                            By:/s/ Mary P. Ricciardello
                                               ------------------------
                                               Mary P. Ricciardello
                                               Vice President and Comptroller


CORPORATE SEAL
ATTEST:

/s/ R. E. Smith
-----------------------------
Assistant Corporate Secretary

     NAME, TITLE AND ADDRESS OF OFFICER TO WHOM NOTICES AND CORRESPONDENCE CONCERNING THIS STATEMENT SHOULD BE ADDRESSED:

                                   Mary P. Ricciardello
                              Vice President and Comptroller
                              Houston Industries Incorporated
                                1111 Louisiana, 47th Floor
                                    Houston, TX 77002

                                                                  EXHIBIT  A - 1


           HOUSTON INDUSTRIES INCORPORATED AND SUBSIDIARIES
        CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                  TWELVE MONTHS ENDED DECEMBER 31, 1996
                          (THOUSANDS OF DOLLARS)

                                          HII           HL&P          DVI           HIEI          HIBI          ESC           HIDI

                                        --------------------------------------------------------------------------------------------

REVENUES:
  ELECTRIC UTILITY                                   $  4,025,027
  OTHER                                                                          $  47,628    $   5,442     $   2,590
                                        --------------------------------------------------------------------------------------------

                                                 0     4,025,027           0        47,628        5,442         2,590             0
                                        --------------------------------------------------------------------------------------------

OPERATING EXPENSES:
  ELECTRIC:
    FUEL                                               1,024,945
    PURCHASED POWER                                      322,263
    OPERATION AND MAINTENANCE                            888,699
    TAXES OTHER THAN INCOME TAXES                        246,288
  DEPRECIATION & AMORTIZATION                  588       545,685                    (4,786)         647             2
  OTHER OPERATING EXPENSES                   8,044                        88        68,722        2,143         3,718            39

                                        --------------------------------------------------------------------------------------------

  TOTAL                                      8,632     3,027,880          88        63,936        2,790         3,720            39
                                        --------------------------------------------------------------------------------------------

OPERATING INCOME (LOSS)                     (8,632)      997,147         (88)      (16,308)       2,652        (1,130)          (39)

                                        --------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE):
  LITIGATION SETTLEMENTS                                 (61,750)
  ALLOWANCE FOR OTHER FUNDS USED
    DURING CONSTRUCTION                                    4,124
  DIVIDEND INCOME                           41,610                                                                          329,000
  INTEREST INCOME                              270         6,998          18           988                         21
  OTHER - NET                                  (44)      (19,412)     (1,637)       25,270
  INTEREST INCOME FROM SUBSIDIARIES         15,917
                                        --------------------------------------------------------------------------------------------

  TOTAL OTHER INCOME (EXPENSE)              57,753       (70,040)     (1,619)       26,258            0            21       329,000
                                        --------------------------------------------------------------------------------------------

INTEREST AND OTHER CHARGES:
  INTEREST ON LONG-TERM DEBT                45,317       221,865
  OTHER INTEREST                            28,492        12,764                     7,551        2,937
  ALLOWANCE FOR BORROWED FUNDS USED DURING
    CONSTRUCTION (CREDIT)                                 (2,598)
  PREFERRED DIVIDENDS OF SUBSIDIARY
                                        --------------------------------------------------------------------------------------------

  TOTAL INTEREST AND OTHER CHARGES          73,809       232,031           0         7,551        2,937             0             0
                                        --------------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES          (24,688)      695,076      (1,707)        2,398         (285)       (1,109)      328,961
INCOME TAXES                               (24,673)      265,658        (719)        2,228         (202)         (388)          (14)

                                        --------------------------------------------------------------------------------------------

NET INCOME (LOSS)                              (15)      429,418        (988)          170          (83)         (721)      328,975
DIVIDENDS ON PREFERRED STOCK                              22,563
                                        --------------------------------------------------------------------------------------------

NET INCOME (LOSS) FOR COMMON STOCK             (15)      406,855        (988)          170          (83)         (721)      328,975

EQUITY IN EARNINGS OF SUBSIDIARIES         404,907
CASH DIVIDENDS ON COMMON STOCK             361,126       329,000                                                            328,975
                                        --------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN RETAINED
  EARNINGS                                  43,766        77,855        (988)          170          (83)         (721)            0

RETAINED EARNINGS (DEFICIT) AT
  BEGINNING OF PERIOD                    1,953,722     2,150,086     (10,398)      (40,628)      (2,321)            0            16

ADJUSTMENT TO ADDITIONAL PAID-IN
  CAPITAL

FOREIGN TRANSLATION GAIN/LOSS                                                         (363)
                                        --------------------------------------------------------------------------------------------

RETAINED EARNINGS (DEFICIT) AT END
  OF PERIOD                             $1,997,488   $ 2,227,941   $ (11,386)    $ (40,821)   $  (2,404)    $    (721)        $  16
                                        ============================================================================================

EARNINGS (LOSS) PER COMMON SHARE (1)    $    (0.00)  $      1.66   $   (0.00)    $    0.00    $    0.00     $    0.00         $0.00

(1)  BASED ON WEIGHTED AVERAGE COMMON                                LEGEND OF SUBSIDIARY NAMES:
     SHARES OUTSTANDING OF HOUSTON                                   ---------------------------
     INDUSTRIES INCORPORATED (000) -      244,443                    HII  - HOUSTON INDUSTRIES INCORPORATED
                                                                     HL&P - HOUSTON LIGHTING & POWER COMPANY
                                                                     DVI  - DEVELOPMENT VENTURES, INC.
                                                                     HIEI - HOUSTON INDUSTRIES ENERGY, INC.
                                                                     HIBI - HOUSTON INDUSTRIES BUILDING, INC.
                                                                     ESC  - HL&P ENERGY SERVICES COMPANY
                                                                     HIDI - HOUSTON INDUSTRIES (DELAWARE) INCORPORATED

                                                                     EXHIBIT A-1

               HOUSTON INDUSTRIES INCORPORATED AND SUBSIDIARIES
            CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                     TWELVE MONTHS ENDED DECEMBER 31, 1996
                            (THOUSANDS OF DOLLARS)



                                                                                            ELIMINATIONS/
                                          HIPI          URS          HIM         PFI           RECLASSES           CONSOLIDATED
                                    ------------------------------------------------------------------------------------------------
REVENUES:
 ELECTRIC UTILITY                                                                                                  $4,025,027
 OTHER                                    $  159                                            $     14,431               70,250
                                    ------------------------------------------------------------------------------------------------
                                             159           0           0           0              14,431            4,095,277
                                    ------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
 ELECTRIC
  FUEL                                                                                                              1,024,945
  PURCHASED POWER                                                                                                     322,263
  OPERATION AND MAINTENANCE                                                                                           888,699
  TAXES OTHER THAN INCOME TAXES                                                                                       246,288
 DEPRECIATION & AMORTIZATION                  26                                                   7,876              550,038
 OTHER OPERATING EXPENSES                    428     $    10                                     (10,614)              72,578
                                    ------------------------------------------------------------------------------------------------
 TOTAL                                       454          10           0           0              (2,738)           3,104,811
                                    ------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                     (295)        (10)          0           0              17,169              990,466
                                    ------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE):
 LITIGATION SETTLEMENTS                                                                          (33,250)             (95,000)
 ALLOWANCE FOR OTHER FUNDS USED
  DURING CONSTRUCTION                                                                                                   4,124
 DIVIDEND INCOME                                                                                (329,000)              41,610
 INTEREST INCOME                                                                                  (2,049)               6,246
 OTHER - NET                                              42                                     (16,611)             (12,392)
 INTEREST INCOME FROM SUBSIDIARIES                                                               (15,917)
                                    ------------------------------------------------------------------------------------------------
 TOTAL OTHER INCOME (EXPENSE)                  0          42           0           0            (396,827)             (55,412)
                                    ------------------------------------------------------------------------------------------------
INTEREST AND OTHER CHARGES:
 INTEREST ON LONG-TERM DEBT                                                                        9,060              276,242
 OTHER INTEREST                                           15                                     (18,020)              33,738
 ALLOWANCE FOR BORROWED FUNDS USED
  DURING CONSTRUCTION (CREDIT)                                                                                         (2,598)
 PREFERRED DIVIDENDS OF SUBSIDIARY                                                                22,563               22,563
                                    ------------------------------------------------------------------------------------------------
 TOTAL INTEREST AND OTHER CHARGES              0          15           0           0              13,603              329,945
                                    ------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES           (295)         17                       0            (393,261)             605,109
INCOME TAXES                                (113)        138                       0             (41,750)             200,165
                                    ------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                           (182)       (121)          0           0            (351,511)             404,944
DIVIDENDS ON PREFERRED STOCK                                                                     (22,563)
                                    ------------------------------------------------------------------------------------------------
NET INCOME (LOSS) FOR COMMON STOCK          (182)       (121)          0           0            (328,948)             404,944

EQUITY IN EARNINGS OF SUBSIDIARIES                                                              (404,907)
CASH DIVIDENDS ON COMMON STOCK                                                                  (657,975)             361,126
                                    ------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN RETAINED
 EARNINGS                                   (182)       (121)          0           0             (75,880)              43,819

RETAINED EARNINGS (DEFICIT) AT
 BEGINNING OF PERIOD                        (591)     (5,486)          0      (4,343)         (2,086,385)           1,953,672

ADJUSTMENT TO ADDITIONAL PAID-IN
 CAPITAL                                                                           3                  (3)                   0

FOREIGN TRANSLATION GAIN/LOSS
                                    ------------------------------------------------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT
 END OF PERIOD                            $ (773)    $(5,607)      $   0    $ (4,340)       $ (2,162,268)          $1,997,490
                                    ------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER COMMON
 SHARE (1)                                $ 0.00     $ (0.00)      $0.00    $   0.00                               $     1.66
                                    ------------------------------------------------------------------------------------------------


(1) BASED ON WEIGHTED AVERAGE COMMON                                      LEGEND OF SUBSIDIARY NAMES:
    SHARES OUTSTANDING OF HOUSTON                                         ---------------------------
    INDUSTRIES INCORPORATED (000)-     244,443                            HIPI - HOUSTON INDUSTRIES PRODUCTS, INC.
                                                                          URS - UTILITY RAIL SERVICES, INC.
                                                                          HIM - HOUSTON INDUSTRIES MERGER, INC.
                                                                          PFI - PRIMARY FUELS, INC.

                                                                  EXHIBIT  A - 2
               HOUSTON INDUSTRIES INCORPORATED & SUBSIDIARIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1996
                            (THOUSANDS OF DOLLARS)


                                           HII         HL&P (1)        DVI           HIEI          HIBI          ESC           HIDI

                                        --------------------------------------------------------------------------------------------

ASSETS:
  PROPERTY, PLANT, AND EQUIPMENT,
    AT COST:
    ELECTRIC PLANT                                  $ 12,687,503
    NUCLEAR FUEL                                         241,001
    OTHER PROPERTY                      $    9,582                               $   65,378    $   12,377     $   100
                                        --------------------------------------------------------------------------------------------

      TOTAL PROPERTY, PLANT
        AND EQUIPMENT                        9,582    12,928,504           0         65,378        12,377         100             0


    LESS:  ACCUMULATED DEPRECIATION
      AND AMORTIZATION                       5,753     4,252,745                        164           453           2
                                        --------------------------------------------------------------------------------------------

      PROPERTY, PLANT AND EQUIPMENT -
        NET                                  3,829     8,675,759           0         65,214        11,924           98            0
                                        --------------------------------------------------------------------------------------------

  INVESTMENT IN ASSOCIATED COMPANIES     4,323,533                                                                       $  150,978
                                        --------------------------------------------------------------------------------------------

  CURRENT ASSETS:
    CASH AND CASH EQUIVALENTS                   58           643          46          6,550           133     $    123           33
    SPECIAL DEPOSITS                                          10
    ACCOUNTS RECEIVABLE - OTHER              5,785        16,996                     12,855           223          338
    ACCRUED UNBILLED REVENUES                             77,853
    ACCOUNTS RECEIVABLE FROM ASSOCIATED
      COMPANIES                             15,000         1,493           1           (121)          994           41
    NOTES RECEIVABLE FROM ASSOCIATED
      COMPANIES                            196,963                       100
    DIVIDEND RECEIVABLE                     10,313
    FUEL STOCK                                            61,795
    MATERIALS & SUPPLIES, AT
      AVERAGE COST                                       130,281
    OTHER                                    5,326        10,770                      3,198
                                        --------------------------------------------------------------------------------------------

      TOTAL CURRENT ASSETS                 233,445       299,841         147         22,482         1,350          502           33
                                        --------------------------------------------------------------------------------------------

  OTHER ASSETS:
    INVESTMENT IN EQUITY SECURITIES      1,027,500
    DEFERRED PLANT COSTS - NET                           587,352
    DEFERRED DEBITS                         44,253       354,816      10,296          3,333         1,793          285
    UNAMORTIZED DEBT EXPENSE AND
      PREMIUM ON REACQUIRED DEBT             1,298       152,524
    EQUITY INVESTMENTS IN AND ADVANCES
      TO FOREIGN AND NON-REGULATED
      AFFILIATES                                                                    501,991
    REGULATORY TAX ASSET - NET                           362,310
    RECOVERABLE PROJECT COSTS - NET                      163,630
                                        --------------------------------------------------------------------------------------------

      TOTAL OTHER ASSETS                 1,073,051     1,620,632      10,296        505,324         1,793          285            0

                                        --------------------------------------------------------------------------------------------

        TOTAL                           $5,633,858  $ 10,596,232    $ 10,443     $  593,020    $   15,067     $    885   $  151,011
                                        ============================================================================================

(1) INCLUDES THE CONSOLIDATION OF HL&P RECEIVABLES, INC. THE ONLY ACTIVITY WAS A $1,000 EQUITY CONTRIBUTION BY HL&P.

                                                                     EXHIBIT A-2

                HOUSTON INDUSTRIES INCORPORATED & SUBSIDIARIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1996
                            (THOUSANDS OF DOLLARS)

                                                                                           ELIMINATIONS/
                                                               HIPI    URS    HIM    PFI     RECLASSES     CONSOLIDATED
                                                               ----   -----  -----  -----  -------------   ------------
ASSETS:
  PROPERTY, PLANT, AND EQUIPMENT, AT COST
    ELECTRIC PLANT                                                                                          $12,687,503
    NUCLEAR FUEL                                                                                                241,001
    OTHER PROPERTY                                             $  2                          $      (470)        86,969
                                                              ---------------------------------------------------------
      TOTAL PROPERTY, PLANT AND EQUIPMENT                         2        0      0      0          (470)    13,015,473

    LESS: ACCUMULATED DEPRECIATION AND AMORTIZATION              85                                 (152)     4,259,050
                                                              ---------------------------------------------------------
      PROPERTY, PLANT AND EQUIPMENT - NET                       (83)       0      0      0          (318)     8,756,423
                                                              ---------------------------------------------------------
  INVESTMENT IN ASSOCIATED COMPANIES                                                          (4,474,511)
                                                              ---------------------------------------------------------
  CURRENT ASSETS:
    CASH AND CASH EQUIVALENTS                                    43     $369    $ 1                    2          8,001
    SPECIAL DEPOSITS                                                                                                 10
    ACCOUNTS RECEIVABLE - OTHER                                  81                                   (1)        36,277
    ACCRUED UNBILLED REVENUES                                                                                    77,853
    ACCOUNTS RECEIVABLE FROM ASSOCIATED COMPANIES                                                (17,408)
    NOTES RECEIVABLE FROM ASSOCIATED COMPANIES                                                  (197,063)
    DIVIDEND RECEIVABLE                                                                                          10,313
    FUEL STOCK                                                                                                   61,795
    MATERIALS & SUPPLIES, AT AVERAGE COST                        99                                             130,380
    OTHER                                                        (3)                                             19,291
                                                              ---------------------------------------------------------
      TOTAL CURRENT ASSETS                                      220      369      1      0      (214,470)       343,920
                                                              ---------------------------------------------------------
  OTHER ASSETS:
    INVESTMENTS IN EQUITY SECURITIES                                                                          1,027,500
    DEFERRED PLANT COSTS - NET                                                                                  587,352
    DEFERRED DEBITS                                             412                              (24,280)       390,908
    UNAMORTIZED DEBT EXPENSE AND PREMIUM ON REACQUIRED DEBT                                            1        153,823
    EQUITY INVESTMENTS IN AND ADVANCES TO FOREIGN AND
     NON-REGULATED AFFILIATES                                                                                   501,991
    REGULATORY TAX ASSET - NET                                                                                  362,310
    RECOVERABLE PROJECT COSTS - NET                                                                             163,630
                                                              ---------------------------------------------------------
      TOTAL OTHER ASSETS                                        412        0      0      0       (24,279)     3,187,514
                                                              ---------------------------------------------------------
        TOTAL                                                  $549     $369    $ 1    $ 0   $(4,713,578)   $12,287,857
                                                              =========================================================

                                                                  EXHIBIT  A - 2

               HOUSTON INDUSTRIES INCORPORATED & SUBSIDIARIES
                  CONSOLIDATING BALANCE SHEET - LIABILITIES
                           DECEMBER 31, 1996
                          (THOUSANDS OF DOLLARS)



                                           HII           HL&P          DVI           HIEI          HIBI          ESC           HIDI

                                        --------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY:
  SHAREHOLDERS' EQUITY:
    COMMON STOCK                        $ 2,446,754   $ 1,675,927    $  23,867    $  455,199    $     1        $   1      $ 151,002
    TREASURY STOCK                         (361,196)
    UNEARNED ESOP SHARES                   (251,350)
    UNREALIZED GAIN/LOSS ON EQUITY
      SECURITIES                             (3,738)
    RETAINED EARNINGS                     1,997,488     2,227,941      (11,386)      (40,821)    (2,404)        (721)            16
    PREFERRED STOCK                                       135,179
                                        --------------------------------------------------------------------------------------------

      TOTAL SHAREHOLDERS' EQUITY          3,827,958     4,039,047       12,481       414,378     (2,403)        (720)       151,019
                                        --------------------------------------------------------------------------------------------

  LONG-TERM DEBT:
    FIRST MORTGAGE BONDS                                2,670,041
    OTHER LONG-TERM DEBT - NET              349,098         6,511
                                        --------------------------------------------------------------------------------------------

       TOTAL LONG-TERM DEBT                 349,098     2,676,552            0             0          0            0              0

                                        --------------------------------------------------------------------------------------------

         TOTAL CAPITALIZATION             4,177,056     6,715,599       12,481       414,378     (2,403)        (720)       151,019
                                        --------------------------------------------------------------------------------------------

  CURRENT LIABILITIES:
    NOTES PAYABLE                         1,097,646       234,665                      5,561
    NOTES PAYABLE TO ASSOCIATED
      COMPANIES                                 100        19,600                    162,100     15,263
    ACCOUNTS PAYABLE                          7,354       142,439                      7,397        362          130              0
    ACCOUNTS PAYABLE TO ASSOCIATED
      COMPANIES                                 274         5,744                      4,730      1,400        1,756
    TAXES ACCRUED                           (29,271)      196,444       (1,613)        1,300        517         (313)            (8)

    INTEREST ACCRUED                          7,473        60,234
    DIVIDENDS ACCRUED                        92,515
    ACCRUED LIABILITIES TO
      MUNICIPALITIES                                       23,228
    CURRENT PORTION OF LONG-TERM
      DEBT AND PREFERRED STOCK                            254,463
    OTHER                                       887       115,679                      2,387         (3)          (8)
                                        --------------------------------------------------------------------------------------------

      TOTAL CURRENT LIABILITIES           1,176,978     1,052,496       (1,613)      183,475     17,539        1,565             (8)

                                        --------------------------------------------------------------------------------------------

  DEFERRED CREDITS:
    ACCUMULATED DEFERRED INCOME TAXES       201,833     2,124,567         (651)      (12,903)       (87)
    UNAMORTIZED INVESTMENT TAX CREDIT                     373,749
    OTHER                                    77,991       329,821          226         8,070         18           40
                                        --------------------------------------------------------------------------------------------

      TOTAL DEFERRED CREDITS                279,824     2,828,137         (425)       (4,833)       (69)          40              0
                                        --------------------------------------------------------------------------------------------

        TOTAL                           $ 5,633,858   $10,596,232    $  10,443    $  593,020    $15,067        $ 885      $ 151,011
                                        ============================================================================================


                                                                     EXHIBIT A-2
                HOUSTON INDUSTRIES INCORPORATED & SUBSIDIARIES
                  CONSOLIDATING BALANCE SHEETS - LIABILITIES
                               DECEMBER 31, 1996
                            (THOUSANDS OF DOLLARS)

                                                                                                   ELIMINATIONS/
                                                     HIPI         URS         HIM        PFI         RECLASSES       CONSOLIDATED
                                                     ----------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY:

 SHAREHOLDERS' EQUITY:
   COMMON STOCK                                      $ 441       $ 6,160        $1      $     5      $(2,312,604)     $  2,446,754
   TREASURY STOCK                                                                                                         (361,196)
   UNEARNED ESOP SHARES                                                                                                   (251,350)
   UNREALIZED GAIN/LOSS ON EQUITY SECURITIES                                                                                (3,737)
   RETAINED EARNINGS                                  (773)       (5,607)                (4,340)      (2,161,903)        1,997,490
   PREFERRED STOCK                                                                                                         135,179
                                                     -----------------------------------------------------------------------------
    TOTAL SHAREHOLDERS' EQUITY                        (332)          553         1       (4,335)      (4,474,507)        3,963,140
                                                     -----------------------------------------------------------------------------
 LONG-TERM DEBT:
   FIRST MORTGAGE BONDS                                                                                                  2,670,041
   OTHER LONG-TERM DEBT - NET                                                                                              355,609
                                                     -----------------------------------------------------------------------------
    TOTAL LONG-TERM DEBT                                 0             0         0            0                          3,025,650
                                                     -----------------------------------------------------------------------------
     TOTAL CAPITALIZATION                             (332)          553         1       (4,335)      (4,474,507)        6,988,790
                                                     -----------------------------------------------------------------------------
 CURRENT LIABILITIES:
   NOTES PAYABLE                                                                                                         1,377,872
   NOTES PAYABLE TO ASSOCIATED COMPANIES                                                                (197,063)
   ACCOUNTS PAYABLE                                                                                                        157,682
   ACCOUNTS PAYABLE TO ASSOCIATED COMPANIES            950                                               (14,854)
   TAXES ACRUED                                        (72)         (184)                 2,487           21,724           191,011
   INTEREST ACCRUED                                                                                                         67,707
   DIVIDENDS ACCRUED                                                                                                        92,515
   ACCRUED LIABILITIES TO MUNICIPALITIES                                                                                    23,228
   CURRENT PORTION OF LONG-TERM DEBT AND PREFERRED
    STOCK                                                                                                                  254,463
   OTHER                                                11                                1,392             (702)          119,643
                                                     -----------------------------------------------------------------------------
    TOTAL CURRENT LIABILITIES                          889          (184)        0        3,879         (190,895)        2,244,121
                                                     -----------------------------------------------------------------------------
 DEFERRED CREDITS:
   ACCUMULATED DEFERRED INCOME TAXES                    (8)                                 456          (48,176)        2,265,031
   UNAMORTIZED INVESTMENT TAX CREDIT                                                                                       373,749
   OTHER                                                                                                                   416,166
                                                     -----------------------------------------------------------------------------
    TOTAL DEFERRED CREDITS                              (8)            0         0          456          (48,176)        3,054,946
                                                     -----------------------------------------------------------------------------
     TOTAL                                           $ 549       $   369        $1      $     0      $(4,713,578)     $ 12,287,857
                                                     =============================================================================



                                         HOUSTON INDUSTRIES ENERGY, INC. AND SUBSIDIARIES
                                      CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                               TWELVE MONTHS ENDED DECEMBER 31, 1996
                                                      (THOUSANDS OF DOLLARS)

                                                        HOUSTON                                                         HOUSTON
                                         HOUSTON       INDUSTRIES                                        INDUSTRIAS    INDUSTRIES
                                        INDUSTRIES      ENERGY -         HIE FORD         HOUSTON      ELECTRICAS DE    ENERGY -
                                        ENERGY, INC.  DEER PARK, INC.   HEIGHTS, INC.   ARGENTINA S.A.  HOUSTON S.A.   INDIA, INC
                                        --------------------------------------------------------------------------------------------
OPERATING REVENUES                              (1)        1,969               13            1,397          41,647             3

OPERATING EXPENSES:
  GENERAL & ADMINISTRATIVE                  20,858                            816              760          35,528           275
  DEPRECIATION & AMORTIZATION                  496                                                           1,424            10
                                        --------------------------------------------------------------------------------------------
    TOTAL                                   21,355             0              816              760          36,953           286
                                        --------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                    (21,356)        1,969             (803)             637           4,694          (282)
                                        --------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE) - NET                (5,834)                                            127          (1,004)            3

FIXED CHARGES:
  OTHER INTEREST
                                        --------------------------------------------------------------------------------------------
    TOTAL FIXED CHARGES                          0             0                0                0               0             0
                                        --------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES          (27,190)        1,969             (803)             764           3,690          (279)

INCOME TAXES                                (9,119)          710             (253)             213           1,186           (62)
                                        --------------------------------------------------------------------------------------------
NET INCOME (LOSS)                          (18,071)        1,259             (550)             552           2,504          (220)
                                        --------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN RETAINED
  EARNINGS                                 (18,071)        1,259             (550)             552           2,504          (220)
RETAINED EARNINGS (DEFICIT) AT BEGINNING
  OF PERIOD                                (39,073)          649              638              913          (3,550)         (204)
FOREIGN TRANSLATION GAIN/(LOSS)                                                                                             (363)
                                        --------------------------------------------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT END
  OF PERIOD                                (57,145)        1,908               87            1,465          (1,046)         (787)
                                        --------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER COMMON SHARE (1)         (0.07)         0.01            (0.00)            0.00            0.01         (0.00)
                                        ============================================================================================

                                           HOUSTON         HOUSTON
                                         INDUSTRIES      INDUSTRIES
                                           ENERGY -        ENERGY -        ELIMINATIONS/
                                           BRAZIL          CAYMAN        RECLASSIFICATION    CONSOLIDATED
                                        --------------------------------------------------------------------------------------------
OPERATING REVENUES
                                                                                2,600            47,628
OPERATING EXPENSES:
  GENERAL & ADMINISTRATIVE                    66              37               10,381            68,722
  DEPRECIATION & AMORTIZATION                              1,064               (7,781)           (4,786)
                                        --------------------------------------------------------------------------------------------
    TOTAL                                     66           1,101                2,600            63,936
                                        --------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                      (66)         (1,101)                   0           (16,308)
                                        --------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE) - NET                              16,917               16,049            26,258

FIXED CHARGES:
  OTHER INTEREST                                                                7,551             7,551
                                        --------------------------------------------------------------------------------------------
    TOTAL FIXED CHARGES                        0               0                7,551             7,551
                                        --------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES            (66)         15,816               (8,500)            2,398

INCOME TAXES                                               1,053                8,500             2,228
                                        --------------------------------------------------------------------------------------------
NET INCOME (LOSS)                            (66)         14,763                    0               170
                                        --------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN RETAINED
  EARNINGS                                   (66)         14,763                                    170
RETAINED EARNINGS (DEFICIT) AT BEGINNING
  OF PERIOD                                                                                     (40,628)

FOREIGN TRANSLATION GAIN/(LOSS)                                                                    (363)
                                        --------------------------------------------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT END
  OF PERIOD                                  (66)         14,763                                (40,821)
                                        --------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER COMMON SHARE (1)       (0.00)           0.06                                   0.00
                                        ============================================================================================

(1) BASED ON WEIGHTED AVERAGE COMMON
    SHARES OUTSTANDING OF HOUSTON
    INDUSTRIES INCORPORATED (000)-   244,443

               HOUSTON INDUSTRIES ENERGY, INC. AND SUBSIDIARIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1996
                            (THOUSANDS OF DOLLARS)

                                                                   HOUSTON
                                                   HOUSTON        INDUSTRIES                                      INDUSTRIAS
                                                   INDUSTRIES       ENERGY -        HIE FORD         HOUSTON      ELECTRICAS DE
                                                   ENERGY, INC.  DEER PARK, INC.   HEIGHTS, INC.   ARGENTINA S.A.  HOUSTON S.A.
ASSETS:                                           ---------------------------------------------------------------------------------
  PROPERTY, PLANT, AND EQUIPMENT, AT COST:            942                                               45             14,793
    OTHER PROPERTY                                                                                  49,534
                                                  ----------------------------------------------------------------------------------

      TOTAL PROPERTY, PLANT AND EQUIPMENT             942               0                0          49,579             14,793
                                                  ----------------------------------------------------------------------------------

    LESS:  ACCUMULATED DEPRECIATION
      AND AMORTIZATION                                164
                                                  ----------------------------------------------------------------------------------

    PROPERTY, PLANT AND EQUIPMENT - NET               779               0                0          49,579             14,793
                                                  ----------------------------------------------------------------------------------

  CURRENT ASSETS:
    CASH AND CASH EQUIVALENTS                      (2,625)            629              916           2,711              2,560
    ACCOUNTS RECEIVABLE - CUSTOMERS                 3,614             (74)                          28,699             10,472
    ACCOUNTS RECEIVABLE - OTHER                        19
    ACCOUNTS RECEIVABLE FROM ASSOCIATED COMPANIES     951
    NOTES RECEIVABLE FROM ASSOCIATED COMPANIES
    OTHER                                                           1,418                              260              1,204
                                                  ----------------------------------------------------------------------------------

      TOTAL CURRENT ASSETS                          1,959           1,973              916          31,670             14,236
                                                  ----------------------------------------------------------------------------------

  OTHER ASSETS:
    DEFERRED DEBITS                                 1,802           1,418                              317              1,095
    EQUITY INVESTMENT IN CGE-L.L.C.                   738
    EQUITY INVESTMENT IN FOREIGN ELECTRIC
      UTILITY                                     555,280                                           69,725
                                                  ----------------------------------------------------------------------------------

      TOTAL OTHER ASSETS                          557,820           1,418                0          70,042              1,095
                                                  ----------------------------------------------------------------------------------

        TOTAL                                     560,558           3,391              916         151,291             30,123
                                                  ==================================================================================

                                                   HOUSTON
                                                 INDUSTRIES
                                                   ENERGY -       HIE            HIE       ELIMINATIONS/
                                                 INDIA, INC.     BRAZIL         CAYMAN   RECLASSIFICATION   CONSOLIDATED
ASSETS:                                           ---------------------------------------------------------------------------------
  PROPERTY, PLANT, AND EQUIPMENT, AT COST:            63                                                        15,844
    OTHER PROPERTY                                                                                              49,534
                                                  ----------------------------------------------------------------------------------
      TOTAL PROPERTY, PLANT AND EQUIPMENT             63            0              0              0             65,378
                                                  ----------------------------------------------------------------------------------
    LESS:  ACCUMULATED DEPRECIATION
      AND AMORTIZATION                                                                                             164
    PROPERTY, PLANT AND EQUIPMENT - NET               63            0              0              0             65,214
                                                  ----------------------------------------------------------------------------------
  CURRENT ASSETS:
    CASH AND CASH EQUIVALENTS                        152          200          2,022            (13)             6,550
    ACCOUNTS RECEIVABLE - CUSTOMERS                                                         (42,711)
    ACCOUNTS RECEIVABLE - OTHER                                                              12,835             12,855
    ACCOUNTS RECEIVABLE FROM ASSOCIATED COMPANIES                                            (1,072)              (121)
    NOTES RECEIVABLE FROM ASSOCIATED COMPANIES
    OTHER                                            316                                                         3,198
                                                  ----------------------------------------------------------------------------------
      TOTAL CURRENT ASSETS                           468          200          2,022        (30,961)            22,482
                                                  ----------------------------------------------------------------------------------
  OTHER ASSETS:
    DEFERRED DEBITS                                  119                                     (1,417)             3,333
    EQUITY INVESTMENT IN CGE-L.L.C.                                                            (738)
    EQUITY INVESTMENT IN FOREIGN ELECTRIC
      UTILITY                                      6,321                     417,513       (546,849)           501,991
                                                  ----------------------------------------------------------------------------------
      TOTAL OTHER ASSETS                           6,440            0        417,513       (549,004)           505,324
                                                  ----------------------------------------------------------------------------------
        TOTAL                                      6,971          200        419,535       (579,965)           593,020
                                                  ==================================================================================

               HOUSTON INDUSTRIES ENERGY, INC. AND SUBSIDIARIES
                   CONSOLIDATING BALANCE SHEET - LIABILITIES
                               DECEMBER 31, 1996
                            (THOUSANDS OF DOLLARS)

                                                              HOUSTON
                                            HOUSTON          INDUSTRIES                                             INDUSTRIAS
                                           IDUSTRIES          ENERGY -            HIE FORD          HOUSTON        ELECTRICAS DE
                                           ENERGY, INC.     DEER PARK, INC.     HEIGHTS, INC.     ARGENTINA S.A.    HOUSTON S.A.
                                           -----------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY:

  SHAREHOLDERS' EQUITY:
    COMMON STOCK                             455,187               1                738             149,645            15,967
    RETAINED EARNINGS                        (56,384)          1,148                 87               1,465            (1,046)
                                           -----------------------------------------------------------------------------------------
      TOTAL SHAREHOLDERS' EQUITY             398,803           1,149                825             151,110            14,921
                                           -----------------------------------------------------------------------------------------
  CURRENT LIABILITIES:
    NOTES PAYABLE - OUTSIDE                                      561
    NOTES PAYABLE TO ASSOCIATED
      COMPANIES                              162,100                                                                    3,798
    ACCOUNTS PAYABLE                             145             856                                    193             4,988
    ACCOUNTS PAYABLE TO ASSOCIATED
      COMPANIES                                5,438              32                                      9               189
    TAXES ACCRUED                             (1,504)            734                229                 (21)            2,497
    INTEREST ACCRUED
    OTHER
                                           -----------------------------------------------------------------------------------------
      TOTAL CURRENT LIABILITIES              166,180           2,184                229                 181            11,472
                                           -----------------------------------------------------------------------------------------
  DEFERRED CREDITS:
    ACCUMULATED DEFERRED INCOME TAXES       (13,846)                               (139)
    OTHER                                     9,422              59                                       0             3,730
                                           -----------------------------------------------------------------------------------------
      TOTAL DEFERRED CREDITS                 (4,424)             59                (139)                  0             3,730
                                           -----------------------------------------------------------------------------------------
        TOTAL                               560,558           3,391                 916             151,291            30,123
                                           =========================================================================================

                                                HOUSTON
                                               INDUSTRIES
                                                ENERGY -         HIE          HIE        ELIMINATIONS/
                                               INDIA, INC.      BRAZIL       CAYMAN    RECLASSIFICATION  CONSOLIDATED
                                           -----------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY:
  SHAREHOLDERS' EQUITY:
    COMMON STOCK                                 7,713           266        393,118        (567,436)        455,199
    RETAINED EARNINGS                             (787)          (66)        14,763                         (40,821)
                                           -----------------------------------------------------------------------------------------
      TOTAL SHAREHOLDERS' EQUITY                 6,926           200        407,881        (567,436)        414,378
                                           -----------------------------------------------------------------------------------------
  CURRENT LIABILITIES:
    NOTES PAYABLE - OUTSIDE                                                   5,000                           5,561
    NOTES PAYABLE TO ASSOCIATED
      COMPANIES                                                                              (3,798)        162,100
    ACCOUNTS PAYABLE                                44                           42           1,127           7,397
    ACCOUNTS PAYABLE TO ASSOCIATED
      COMPANIES                                                                                (938)          4,730
    TAXES ACCRUED                                                               (28)           (608)          1,300
    INTEREST ACCRUED
    OTHER
                                                                                  0           2,387           2,387
                                           -----------------------------------------------------------------------------------------
      TOTAL CURRENT LIABILITIES                     44             0          5,014          (1,830)        183,475
                                           -----------------------------------------------------------------------------------------
  DEFERRED CREDITS:
    ACCUMULATED DEFERRED INCOME TAXES                                         9,581          (8,500)        (12,903)
    OTHER                                                                    (2,941)         (2,199)          8,070
                                           -----------------------------------------------------------------------------------------
      TOTAL DEFERRED CREDITS                         0             0          6,640         (10,699)         (4,833)
                                           -----------------------------------------------------------------------------------------
        TOTAL                                    6,971           200        419,535        (579,965)        593,020
                                           =========================================================================================


                HOUSTON ARGENTINA S.A. AND SUBSIDIARIES
           CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                     TWELVE MONTHS ENDED DECEMBER 31, 1996
                            (THOUSANDS OF DOLLARS)



                                                  HOUSTON            HIE             HIE         ELIMINATIONS/
                                               ARGENTINA S.A.    ARGENER S.A.     OPCO S.A.     RECLASSIFICATION     CONSOLIDATED
                                               -------------------------------------------------------------------------------------

OPERATING REVENUES                                  1,049               0           2,646            (2,299)             1,397

OPERATING EXPENSES:
  GENERAL AND ADMINISTRATIVE                          922               7           2,638            (2,807)               760
  DEPRECIATION & AMORTIZATION
                                               -------------------------------------------------------------------------------------

    TOTAL                                             922               7           2,638            (2,807)               760
                                               -------------------------------------------------------------------------------------

OPERATING INCOME (LOSS)                               127              (7)              8               508                637
                                               -------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE) - NET                          126             203                              (201)               127

FIXED CHARGES:
  OTHER INTEREST
                                               -------------------------------------------------------------------------------------

    TOTAL FIXED CHARGES                                 0               0               0                 0                  0
                                               -------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                     253             196               8               307                764
                                               -------------------------------------------------------------------------------------

INCOME TAXES                                          151              59               3                                  213
                                               -------------------------------------------------------------------------------------

NET INCOME (LOSS)                                     102             137               5               307                552
                                               -------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN RETAINED EARNINGS          102             137               5               307                552

RETAINED EARNINGS (DEFICIT) AT BEGINNING
  OF PERIOD                                        12,169            (143)            (21)          (11,092)               913
                                               -------------------------------------------------------------------------------------

RETAINED EARNINGS (DEFICIT) AT END
  OF PERIOD                                        12,271              (6)            (16)          (10,785)             1,465
                                               -------------------------------------------------------------------------------------

EARNINGS (LOSS) PER COMMON SHARE (1)                 0.00            0.00            0.00                                 0.00
                                               =====================================================================================


(1) BASED ON WEIGHTED AVERAGE COMMON
    SHARES OUTSTANDING OF HOUSTON
    INDUSTRIES INCORPORATED (000)-    244,443

                                            HOUSTON ARGENTINA S.A. AND SUBSIDIARIES
                                             CONSOLIDATING BALANCE SHEET - ASSETS
                                                      DECEMBER 31, 1996
                                                   (THOUSANDS OF DOLLARS)



                                                       HOUSTON          HIE              HIE        ELIMINATIONS/
                                                    ARGENTINA S.A.   ARGENER S.A.      OPCO S.A.    RECLASSIFICATION   CONSOLIDATED
                                                    --------------------------------------------------------------------------------

ASSETS:

  PROPERTY, PLANT, AND EQUIPMENT, AT COST:             130,564          49,643               32        (180,194)               45
    OTHER PROPERTY                                                                                       49,534            49,534
                                                    --------------------------------------------------------------------------------

      TOTAL PROPERTY, PLANT AND EQUIPMENT              130,564          49,643               32        (130,660)           49,579
                                                    --------------------------------------------------------------------------------

    LESS:  ACCUMULATED DEPRECIATION
      AND AMORTIZATION                              --------------------------------------------------------------------------------
      PROPERTY, PLANT AND EQUIPMENT - NET              130,564          49,643               32        (130,660)           49,579
                                                    --------------------------------------------------------------------------------

  CURRENT ASSETS:
    CASH AND CASH EQUIVALENTS                            2,470              85              155                             2,711
    ACCOUNTS RECEIVABLE - CUSTOMERS                                          0               32          28,667            28,699
    ACCOUNTS RECEIVABLE - OTHER
    ACCOUNTS RECEIVABLE FROM ASSOCIATED COMPANIES       28,674              13               27         (28,713)
    NOTES RECEIVABLE FROM ASSOCIATED COMPANIES
    OTHER                                                  248               0               12                               260
                                                    --------------------------------------------------------------------------------

      TOTAL CURRENT ASSETS                              31,391              99              226             (46)           31,670
                                                    --------------------------------------------------------------------------------

  OTHER ASSETS:
    DEFERRED DEBITS                                         73             130                9             104               317
    EQUITY INVESTMENT IN CGE-L.L.C.
    EQUITY INVESTMENT IN FOREIGN ELECTRIC UTILITY                                                        69,725            69,725
                                                    --------------------------------------------------------------------------------

      TOTAL OTHER ASSETS                                    73             130                9          69,829            70,042
                                                    --------------------------------------------------------------------------------

        TOTAL                                          162,029          49,873              267         (60,877)          151,291

                                                    ================================================================================


                                             HOUSTON ARGENTINA S.A. AND SUBSIDIARIES
                                           CONSOLIDATING BALANCE SHEET - LIABILITIES
                                                       DECEMBER 31, 1996
                                                  (THOUSANDS OF DOLLARS)


                                                         HOUSTON            HIE             HIE        ELIMINATIONS/
                                                      ARGENTINA S.A.    ARGENER S.A.     OPCO S.A.   RECLASSIFICATION   CONSOLIDATED

                                                      ------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY:

  SHAREHOLDERS' EQUITY:
    COMMON STOCK                                          56,000              12             12            93,621          149,645
    RETAINED EARNINGS                                    105,843          49,850            (16)         (154,212)           1,465
                                                      ------------------------------------------------------------------------------

      TOTAL SHAREHOLDERS' EQUITY                         161,843          49,862             (4)          (60,591)         151,110
                                                      ------------------------------------------------------------------------------

  CURRENT LIABILITIES:
    NOTES PAYABLE TO ASSOCIATED COMPANIES
    ACCOUNTS PAYABLE                                         217              36              5               (65)             193
    ACCOUNTS PAYABLE TO ASSOCIATED COMPANIES                   9              18            203              (221)               9
    TAXES ACCRUED                                            (40)            (44)            63                                (21)
    INTEREST ACCRUED
                                                      ------------------------------------------------------------------------------

      TOTAL CURRENT LIABILITIES                              186              11            271              (286)             181
                                                      ------------------------------------------------------------------------------

  DEFERRED CREDITS:
    ACCUMULATED DEFERRED INCOME TAXES
    OTHER                                             ------------------------------------------------------------------------------
      TOTAL DEFERRED CREDITS                                   0               0              0                 0                0
                                                      ------------------------------------------------------------------------------

        TOTAL                                            162,029          49,873            267           (60,877)         151,291
                                                      ==============================================================================


             INDUSTRIAS ELECTRICAS DE HOUSTON S.A. AND SUBSIDIARY
           CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                     TWELVE MONTHS ENDED DECEMBER 31, 1996
                            (THOUSANDS OF DOLLARS)

                                                                              EMPRESA
                                                                           DISTRIBUIDORA
                                                          INDUSTRIAS      DE ELECTRICIDAD
                                                         ELECTRICAS DE    DE SANTIAGO DEL      ELIMINATIONS/
                                                          HOUSTON S.A.       ESTERO S.A.      RECLASSIFICATION      CONSOLIDATED
                                                         ---------------------------------------------------------------------------

OPERATING REVENUES                                                              41,647                                  41,647

OPERATING EXPENSES:
  GENERAL AND ADMINISTRATIVE                                                    35,528                                  35,528
  DEPRECIATION & AMORTIZATION                                                    1,424                                   1,424
                                                         ---------------------------------------------------------------------------

    TOTAL                                                         0             36,953                  0               36,953
                                                         ---------------------------------------------------------------------------

OPERATING INCOME (LOSS)                                           0             4,694                   0                4,694
                                                         ---------------------------------------------------------------------------

OTHER INCOME (EXPENSE) - NET                                                   (1,004)                                  (1,004)

FIXED CHARGES:
  OTHER INTEREST
                                                         ---------------------------------------------------------------------------

    TOTAL FIXED CHARGES                                           0                 0                   0                    0
                                                         ---------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                                 0             3,690                   0                3,690
                                                         ---------------------------------------------------------------------------

INCOME TAXES                                                                    1,186                                    1,186
                                                         ---------------------------------------------------------------------------

NET INCOME (LOSS)                                                 0             2,504                   0                2,504
                                                         ---------------------------------------------------------------------------

NET INCREASE (DECREASE) IN RETAINED EARNINGS                      0             2,504                   0                2,504

RETAINED EARNINGS (DEFICIT) AT BEGINNING OF PERIOD           (3,550)           (3,550)              3,550               (3,550)
                                                         ---------------------------------------------------------------------------

RETAINED EARNINGS (DEFICIT) AT END OF PERIOD                 (3,550)           (1,046)              3,550               (1,046)
                                                         ---------------------------------------------------------------------------

EARNINGS (LOSS) PER COMMON SHARE (1)                           0.00              0.01                                     0.01
                                                         ===========================================================================


(1) BASED ON WEIGHTED AVERAGE COMMON
    SHARES OUTSTANDING OF HOUSTON
    INDUSTRIES INCORPORATED (000)-     244,443

             INDUSTRIAS ELECTRICAS DE HOUSTON S.A. AND SUBSIDIARY
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1996
                            (THOUSANDS OF DOLLARS)

                                                                                    EMPRESA
                                                                                 DISTRIBUIDORA
                                                               INDUSTRIAS       DE ELECTRICIDAD
                                                              ELECTRICAS DE     DE SANTIAGO DEL     ELIMINATIONS/
                                                              HOUSTON S.A.        ESTERO S.A.     RECLASSIFICATION     CONSOLIDATED
                                                             -----------------------------------------------------------------------
ASSETS:

  PROPERTY, PLANT, AND EQUIPMENT, AT COST:                                            14,793                               14,793
    OTHER PROPERTY
                                                              ----------------------------------------------------------------------

      TOTAL PROPERTY, PLANT AND EQUIPMENT                           0                 14,793                0              14,793
                                                              ----------------------------------------------------------------------

    LESS:  ACCUMULATED DEPRECIATION
      AND AMORTIZATION
                                                              ----------------------------------------------------------------------
      PROPERTY, PLANT AND EQUIPMENT - NET                           0                 14,793                0              14,793
                                                              ----------------------------------------------------------------------

  CURRENT ASSETS:
    CASH AND CASH EQUIVALENTS                                                          2,560                                2,560
    ACCOUNTS RECEIVABLE - CUSTOMERS                                                   10,472                               10,472
    ACCOUNTS RECEIVABLE - OTHER
    ACCOUNTS RECEIVABLE FROM ASSOCIATED COMPANIES
    NOTES RECEIVABLE FROM ASSOCIATED COMPANIES                                                              0
    OTHER                                                                              1,204                                1,204
                                                              ----------------------------------------------------------------------

      TOTAL CURRENT ASSETS                                          0                 14,236                0              14,236
                                                              ----------------------------------------------------------------------

  OTHER ASSETS:
    DEFERRED DEBITS                                                                    1,095                                1,095
    EQUITY INVESTMENT IN CGE-L.L.C.
    EQUITY INVESTMENT IN FOREIGN ELECTRIC UTILITY              16,228                                 (16,228)
                                                              ----------------------------------------------------------------------

      TOTAL OTHER ASSETS                                       16,228                  1,095          (16,228)              1,095
                                                              ----------------------------------------------------------------------

        TOTAL                                                  16,228                 30,123          (16,228)             30,123
                                                              ======================================================================



                                       INDUSTRIAS ELECTRICAS DE HOUSTON S.A. AND SUBSIDIARY
                                             CONSOLIDATING BALANCE SHEET - LIABILITIES
                                                         DECEMBER 31, 1996
                                                      (THOUSANDS OF DOLLARS)

                                                                               EMPRESA
                                                                            DISTRIBUIDORA
                                                          INDUSTRIAS       DE ELECTRICIDAD
                                                         ELECTRICAS DE     DE SANTIAGO DEL      ELIMINATIONS/
                                                         HOUSTON S.A.        ESTERO S.A.       RECLASSIFICATION      CONSOLIDATED
                                                         ---------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY:

  SHAREHOLDERS' EQUITY:
    COMMON STOCK                                             17,406            15,967              (17,406)              15,967
    RETAINED EARNINGS                                        (1,178)              562                 (430)              (1,046)
                                                         ---------------------------------------------------------------------------

    TOTAL SHAREHOLDERS' EQUITY                               16,228            16,529              (17,836)              14,921
                                                         ---------------------------------------------------------------------------

  CURRENT LIABILITIES:
    NOTES PAYABLE TO ASSOCIATED COMPANIES                                       3,798                    0                3,798
    ACCOUNTS PAYABLE                                                            5,550                 (562)               4,988
    ACCOUNTS PAYABLE TO ASSOCIATED COMPANIES                                                           189                  189
    TAXES ACCRUED                                                               2,328                  169                2,497
    INTEREST ACCRUED                                                              189                 (189)
                                                         ---------------------------------------------------------------------------

      TOTAL CURRENT LIABILITIES                                   0            11,864                 (392)              11,472
                                                         ---------------------------------------------------------------------------

  DEFERRED CREDITS:
    ACCUMULATED DEFERRED INCOME TAXES
    OTHER                                                                       1,730                2,000                3,730
                                                         ---------------------------------------------------------------------------

      TOTAL DEFERRED CREDITS                                      0             1,730                2,000                3,730
                                                         ---------------------------------------------------------------------------

        TOTAL                                                16,228            30,123              (16,228)              30,123
                                                         ===========================================================================


                                      HOUSTON INDUSTRIES ENERGY - INDIA, INC. AND SUBSIDIARY
                                     CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                               TWELVE MONTHS ENDED DECEMBER 31, 1996
                                                      (THOUSANDS OF DOLLARS)

                                                                    HOUSTON        HOUSTON
                                                                  INDUSTRIES      INDUSTRIES
                                                                   ENERGY -        ENERGY -        ELIMINATIONS/
                                                                  INDIA, INC.     RAIN, INC.     RECLASSIFICATION     CONSOLIDATED
                                                                  ------------------------------------------------------------------
OPERATING REVENUES                                                                       3                                     3

OPERATING EXPENSES:
  GENERAL AND ADMINISTRATIVE                                           275               0                                   275
  DEPRECIATION & AMORTIZATION                                           10                                                    10
                                                                  ------------------------------------------------------------------

    TOTAL                                                              285               0                  0                286
                                                                  ------------------------------------------------------------------

OPERATING INCOME (LOSS)                                               (285)              3                  0               (282)
                                                                  ------------------------------------------------------------------

OTHER INCOME (EXPENSE) - NET                                                             3                                     3

FIXED CHARGES:
    OTHER INTEREST
                                                                  ------------------------------------------------------------------

       TOTAL FIXED CHARGES                                               0               0                  0                  0
                                                                  ------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                                     (285)              6                                  (279)

INCOME TAXES                                                           (62)                                                  (62)
                                                                  ------------------------------------------------------------------

NET INCOME (LOSS)                                                     (223)              6                  0               (220)
                                                                  ------------------------------------------------------------------

NET INCREASE (DECREASE) IN RETAINED EARNINGS                          (223)              6                                  (220)

RETAINED EARNINGS (DEFICIT) AT BEGINNING OF PERIOD                    (200)             (4)                                 (204)

FOREIGN TRANSLATION GAIN /(LOSS)                                                                                            (363)
                                                                  ------------------------------------------------------------------

RETAINED EARNINGS (DEFICIT) AT END OF PERIOD                          (423)              2                  0               (787)
                                                                  ------------------------------------------------------------------

EARNINGS (LOSS) PER COMMON SHARE (1)                                 (0.00)           0.00                                 (0.00)
                                                                  ==================================================================



(1) BASED ON WEIGHTED AVERAGE COMMON
    SHARES OUTSTANDING OF HOUSTON
    INDUSTRIES INCORPORATED (000) -    244,443

                                      HOUSTON INDUSTRIES ENERGY - INDIA, INC. AND SUBSIDIARY
                                               CONSOLIDATING BALANCE SHEET - ASSETS
                                                         DECEMBER 31, 1996
                                                      (THOUSANDS OF DOLLARS)

                                                                   HOUSTON          HOUSTON
                                                                  INDUSTRIES       INDUSTRIES
                                                                   ENERGY -         ENERGY -       ELIMINATIONS/
                                                                  INDIA, INC.      RAIN, INC.         RECLASS       CONSOLIDATED
                                                                  ------------------------------------------------------------------

ASSETS:

  PROPERTY, PLANT, AND EQUIPMENT, AT COST:                             63                                                    63
    OTHER PROPERTY
                                                                  ------------------------------------------------------------------

                                                                  ------------------------------------------------------------------
      TOTAL PROPERTY, PLANT AND EQUIPMENT                              63                0                 0                 63
                                                                  ------------------------------------------------------------------

  LESS:  ACCUMULATED DEPRECIATION
      AND AMORTIZATION
                                                                  ------------------------------------------------------------------
      PROPERTY, PLANT AND EQUIPMENT - NET                              63                0                 0                 63
                                                                  ------------------------------------------------------------------

  CURRENT ASSETS:
    CASH AND CASH EQUIVALENTS                                         106               45                                  152
    ACCOUNTS RECEIVABLE - CUSTOMERS
    ACCOUNTS RECEIVABLE - OTHER
    ACCOUNTS RECEIVABLE FROM ASSOCIATED COMPANIES
    NOTES RECEIVABLE FROM ASSOCIATED COMPANIES
    OTHER                                                             317                                 (1)               316
                                                                  ------------------------------------------------------------------

        TOTAL CURRENT ASSETS                                          424               45                (1)               468
                                                                  ------------------------------------------------------------------

  OTHER ASSETS:
    DEFERRED DEBITS                                                                                      119                119
    EQUITY INVESTMENT IN CGE-L.L.C.
    EQUITY INVESTMENT IN FOREIGN ELECTRIC UTILITY                   6,405            6,321            (6,405)             6,321
                                                                  ------------------------------------------------------------------

      TOTAL OTHER ASSETS                                            6,405            6,321            (6,286)             6,440
                                                                  ------------------------------------------------------------------

        TOTAL                                                       6,892            6,366            (6,287)             6,971
                                                                  ==================================================================


            HOUSTON INDUSTRIES ENERGY - INDIA, INC. AND SUBSIDIARY
                   CONSOLIDATING BALANCE SHEET - LIABILITIES
                               DECEMBER 31, 1996
                            (THOUSANDS OF DOLLARS)

                                                                   HOUSTON           HOUSTON
                                                                  INDUSTRIES        INDUSTRIES
                                                                   ENERGY -          ENERGY -       ELIMINATIONS/
                                                                  INDIA, INC.       RAIN, INC.    RECLASSIFICATION   CONSOLIDATED
                                                                  ------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY:

  SHAREHOLDERS' EQUITY:
    COMMON STOCK                                                         2             6,375             1,336            7,713
    RETAINED EARNINGS                                                6,886               (49)           (7,624)            (787)
                                                                  ------------------------------------------------------------------

      TOTAL SHAREHOLDERS' EQUITY                                     6,888             6,326            (6,288)           6,926
                                                                  ------------------------------------------------------------------

  CURRENT LIABILITIES:
    NOTES PAYABLE TO ASSOCIATED COMPANIES
    ACCOUNTS PAYABLE                                                     6                40                (1)              44
    ACCOUNTS PAYABLE TO ASSOCIATED COMPANIES
    TAXES ACCRUED
    INTEREST ACCRUED
                                                                  ------------------------------------------------------------------

      TOTAL CURRENT LIABILITIES                                          6                40                (1)              44
                                                                  ------------------------------------------------------------------

  DEFERRED CREDITS:
    ACCUMULATED DEFERRED INCOME TAXES
    OTHER
                                                                  ------------------------------------------------------------------

      TOTAL DEFERRED CREDITS                                            0                  0                 0                0
                                                                  ------------------------------------------------------------------

        TOTAL                                                       6,894              6,366            (6,287)           6,971
                                                                  ==================================================================


                                   EXHIBIT B

                            Financial Data Schedule

                        Houston Industries Incorporated
                               December 31, 1996
                            (Thousands of Dollars)


Consolidated Total Assets                          $12,287,857

Consolidated Total Operating Revenues              $ 4,095,277

Consolidated Net Income                            $   404,944

                                   EXHIBIT C

                   Organizational Chart of System Companies

Houston Industries Incorporated (a Texas corporation, "Claimant")

  Houston Industries Energy, Inc. (100% owned by Claimant), (a Delaware corporation, "HI Energy")

    HIE Light, Inc. (100% owned by HI Energy), (a Delaware corporation, "HIE Light")

      HIE Cayman Holdings, Inc. (100% owned by HIE Light), (a Cayman Islands corporation, "HIE Holdings")

      HIE Cayman Investments, Inc. (100% owned by HIE Light), (a Cayman Islands corporation, "HIE Investments")

        Houston Industries Energy - Cayman, Inc. (99% owned by HIE Holdings and 1% owned by HIE Investments), (a Cayman Islands corporation, "HIE Cayman")

          Light - Servicos de Eletricidade S.A. (11.35% beneficially owned by HIE Cayman)

    Houston Argentina S.A. (100% owned by HI Energy), (an Argentine corporation, "HI Argentina")

      HIE Argener S.A. (100% owned by HI Argentina), (an Argentine corporation, "HIE Argener")

      HIE Opco S.A. (100% owned by HI Argentina), (an Argentine corporation, "HIE Opco")

      Compania de Inversiones en Electricidad S.A. (32.5% owned by HI Argentina and 30.381% owned by HI Argentina), (an Argentine corporation, "COINELEC")

        Empresa Distribuidora La Plata S.A. (51% owned by COINELEC), (an Argentine corporation,"EDELAP")

        Central Dique S.A. (51% owned by COINELEC), (an Argentine corporation, "Central Dique")

    Industrias Electricas de Houston S.A. (100% beneficially owned by HI Energy), (an Argentine corporation, "Industrias")

      Empresa Distribuidora de Electricidad de Santiago del Estero S.A. (90% owned by Industrias), (an Argentine corporation, "EDESE")

    Houston Industries Energy - India, Inc. (100% owned by HI Energy), (a Mauritius corporation, "HIE India")

      Houston Industries Energy - Rain, Inc. (100% owned by HIE India), (a Mauritius corporation, "HIE Rain")

        Rain Calcining Limited (36% owned by HIE Rain), (an Indian corporation, "Rain")

                                       36